UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

GABELLI EQUITY TRUST INC

(Name of Issuer)

Auction Rate Preferred

(Title of Class of Securities)

362397

(CUSIP Number)

January 26, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	362397

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BANK OF AMERICA CORP /DE/ 56-0906609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

233

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

233

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
FOOTNOTES

CUSIP No.	362397

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bank of America, N.A 94-1687665

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

233

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

233

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
FOOTNOTES

In reliance on Rules 13d-1(b) and 13d-1(h) under the Securities Exchange Act of 1934, the Reporting Persons (identified below) are filing this report on Schedule 13G as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on July 11, 2017.

Percentage of ownership of the Auction Rate Preferred class is determined based on information in the Issuer’s proxy statement for the 2020 annual meeting of security holders that 4,000 Action Rate Preferred shares were outstanding as of the March 17, 2020 record date for that meeting.

Item 1.

(a)	Name of Issuer
GABELLI EQUITY TRUST INC

(b)	Address of Issuer’s Principal Executive Offices
One Corporate Center Rye, NY 10580

Item 2.

(a)	Name of Person Filing
Bank of America Corporation (“BAC”) Bank of America, N.A. (“BANA”)

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BANA is:

101 South Tryon Street
Charlotte, North Carolina 28255

(c)	Citizenship
BAC-Delaware BANA-United States

(d)	Title of Class of Securities
Auction Rate Preferred

(e)	CUSIP Number
362397

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 233

(b)	Percent of class: 5.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 233

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 233

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION

Date: January 26, 2021	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Authorized Signatory

BANK OF AMERICA, NATIONAL ASSOCIATION

Date: January 26, 2021	By:	/s/ Michael Jentis
Name: Michael Jentis
Title: Authorized Signatory

Footnotes:	Exhibit No. Description 99.1 Joint Filing Agreement 99.2 Power of Attorney 99.3 Power of Attorney

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)